[LETTERHEAD OF ON THE GO HEALTHCARE, INC.]


February 17, 2004

U.S. Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, D.C.  20549

Attn: Mr. Franklin Green

Re: On The Go Healthcare, Inc.
    Registration Statement on Form SB-2
    File No. 333-111741


Dear Mr. Green:

     Pursuant to Rule 477(a) promulgated under the Securities Act of 1933, as amended (the "Securities Act"), On The Go Healthcare, Inc. (the "Registrant") hereby respectfully requests that the Securities and Exchange Commission consent to the withdrawal of its Registration Statement on Form SB-2 (File No. 333-111741) originally filed on January 7, 2004, together with all amendments and exhibits thereto (collectively, the "Registration Statement").

     The Registration Statement covered the resale of certain shares of the Registrant's Common Stock by the Registrant's stockholders. The Registration Statement has not been declared effective and no shares of Common Stock of the Registrant have been or will be resold pursuant to the Registration Statement.

     The Registrant further requests that, pursuant to Rule 477(c), an order with the date of the granting of the withdrawal be included in the file for the aforementioned Registration Statement in the following manner: "Withdrawn upon the request of the Registrant, the Commission consenting thereto."

     Please forward copies of the order consenting to the withdrawal of the Registration Statement to the undersigned at 85 Corstate Avenue, Unit #1 Concord, Ontario, Canada, L4K 4Y2, and Amy Trombly, Esq. 80 Dorcar Road, Newton, MA 02459. If you have any questions regarding this request, please call Mrs. Amy Trombly at (617) 243-0850.

     Thank  you  for  your  assistance.



Very  truly  yours,

On The Go Healthcare, Inc.




 /S/Stuart Turk
------------------------------------------
Stuart Turk
President and Chief Executive Officer


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